SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.
6-K ITEM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant)

By:	/s/ Oded Bashan
Oded Bashan
Chief Executive Officer and Chairman

Date: March 26, 2012

Press Release

PRESS RELEASE	For Immediate Release

PARX Expands EasyPark Offering;
Launches Patented Integrated Information and Payment System

•	EasyPark is the first system to automatically link between a specific parking space and payment device, providing cities with real-time utilization of the city real estate and parking management
•	EasyPark provides cities with the ability to implement a modular, cost effective solution with minimum investment
•	New EasyPark system will be presented at the Intertraffic show in Amsterdam, March 27-30, 2012 booth 03.316

Amsterdam, Netherlands, March 26, 2012 -PARX Ltd. (“PARX”) a subsidiary of OTI (NASDAQ GM: OTIV) announced today the launch of its newly designed EasyPark™ parking information and payment system. The new system is designed to provide municipalities with a ‘one-stop-shop’ for all their information and payment needs revolving around parking payment. The system was designed and built taking into consideration the budget constraints of municipalities, allowing for cost effective modular implementation. At the center of the system is the EasyPark in-vehicle device providing the most cost effective and secured payment for parking solution to date. EasyPark is communicating with supporting information systems to provide real-time data for the driver and city.

EasyPark is a unique solution where various parking technologies are fully integrated to form one comprehensive parking system. With this solution, each driver can choose his preferred payment method, and can receive additional complementary services and information directly via his mobile phone.

The system, based on extensive patent and IP portfolio, allows for accurate automatic identification of vehicle and parking space, without the need to leave the vehicle, thus providing cities and drivers key new functionalities such as, among others:

•
Real Time occupancy– Patented system to manage real-time parking occupancy info as well as automatic cost effective settlement of payment, to allow cities optimal utilization of their real estate, dynamic parking rates and efficient enforcement

•	Guidance to available parking spot - Assisting drivers in locating an available parking space near their destination
•	Mobile phone services- A state of the art pay-by-phone parking service with various mobile input methods (smartphone app, text messages (SMS) and voice)
•	Off-street parking - enables automatic access and payment at private and public parking lots

The numerous additional benefits to participating cities, drivers and residents range from offering better managed parking services with fast and convenient payment methods, and the elimination of lost time, wasted gasoline, polluted air and traffic congestion – due to drivers hunting for parking.

“This new suite of products and services that we are launching today was designed and developed based on our vast experience serving many municipalities around the globe,” said Oded Bashan, PARX’s Chairman. “We have designed EasyPark to successfully cope and address the fast paced changes cities face, and accordingly we are offering several payment methods and real time data that are fully integrated, including a set of complementary services to assist drivers when paying for parking.”

About PARX (www.parxglobal.com)
PARX Ltd. is a subsidiary of OTI (NASDAQ GM: OTIV) that develops, markets, operates and distributes advanced parking solutions, including the EasyPark™ system. PARX and EasyPark are currently serving 125 municipalities around the world.

About On Track Innovations Ltd. (www.otiglobal.com)
On Track Innovations Ltd. (“OTI”) designs, develops and markets ID-credentialing, payment and loyalty applications based on its extensive patent and IP portfolio. OTI combines standards-compliant and state-of-the-art, contactless microprocessor-based technologies and enabling hardware with proprietary software applications to deliver high performance, end-to-end solutions that are secure, robust and scalable. OTI solutions have been deployed around the world to address homeland security, national ID, medical ID, contactless payment and NFC solutions, loyalty applications, petroleum payment, parking and mass transit ticketing. OTI markets and supports its solutions through a global network of regional offices and alliances.

Safe Harbor for Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “will”, "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on PARX’s and/or OTI's current expectations, and not on factual events,  they are subject to various risks and uncertainties and actual results, performance or achievements of PARX and/or OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations from our new parking solutions, their introduction into the market and/or the implementation of our current and new EasyPark system features. Forward-looking statements could be impacted by market acceptance of new and existing products and our ability to execute production on orders at any specific time, as well as other risk factors that may influence the market which are beyond the company’s control. Although PARX and OTI believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, they can give no assurance that its expectations will be actually achieved. Except as otherwise required by law, PARX and/or OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

The content of websites or website links mentioned or provided herein are not part of this press release.

OTI Contacts:

Galit Mendelson	Jay M. Meier
VP, Corporate Relations	SVP, Business Development & Investor Relations
On Track Innovations Ltd. (OTI)	OTI America, Inc.
732 429 1900 ext. 111	732 429 1900 ext. 104
galit@otiglobal.com	jaym@otiglobal.com